Product supplement no. 205-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated March 3, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Foreign Currency-Denominated Notes Linked to an Index, Payable in U.S. Dollars

General

- JPMorgan Chase & Co. may from time to time offer and sell foreign currency-denominated notes linked to an Index that are payable in U.S. dollars. This product supplement no. 205-A-I describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. A separate index supplement or the relevant terms supplement will describe any index not described in this product supplement and to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related index supplement, or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Payment is linked to an Index as described below.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal (or a portion of principal if the relevant terms supplement specifies a Downside Exposure Percentage) plus the Additional Amount, converted into U.S. dollars.
- The notes are denominated in a foreign currency, as specified in the relevant terms supplement, but payment at maturity will be made in U.S. dollars (USD) based on the conversion of such payment at the applicable exchange rate as of the final Index Valuation Date. Due to this mandatory conversion into U.S. dollars, your investment in the notes and the payment at maturity in U.S. dollar terms will be subject at all times to the applicable currency exchange risk. As a result of this currency exchange risk, you could lose some or all of your initial investment in U.S. dollars.
- The Additional Amount will depend on the Index Return, the Index Strike Return, the Knock-Out Rate or the Fixed Payment, as applicable, and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified and subject to conversion into U.S. dollars, the Additional Amount per note will equal (A) the Principal Amount × the Index Return or Index Strike Return, as applicable, × the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable, or (B) an amount calculated according to the formula in clause (A), unless a Knock-Out Event has occurred, in which case the Additional Amount will equal the Principal Amount × the Knock-Out Rate, or (C) if the Ending Index Level is greater than or equal to the Initial Index Level (or Strike Level, if applicable), a fixed amount specified in the relevant terms supplement (which amount we refer to as the Fixed Payment) and otherwise zero (or the Minimum Return, if applicable).
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-31.
- Minimum denominations of the Principal Amount and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Index or any of its component securities.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Index:	The relevant terms supplement will specify the Index (the "Index")
Denomination Currency:	As specified in the relevant terms supplement
Payment Currency:	U.S. dollars
Principal Amount:	An amount in the Denomination Currency as specified in the relevant terms supplement.
Exchange Rate:	Unless otherwise specified in the relevant terms supplement, for the Denomination Currency, the "Exchange Rate" on any currency business day will be the exchange rate as reported by the applicable reference source specified in the relevant terms supplement at an approximate time of day. If the Exchange Rate is expressed as a number of units of the Denomination Currency per U.S. dollar, the payment at maturity in Denomination Currency terms will be *divided* by the Exchange Rate to convert it into U.S. dollars on the final Index Valuation Date. If the Exchange Rate is expressed as a number of U.S. dollars per one unit of the Denomination Currency, the payment at maturity in Denomination Currency terms will be *multiplied* by the Exchange Rate to convert it into U.S. dollars on the final Index Valuation Date. If a currency disruption event with respect to the Denomination Currency has occurred or is continuing, the method of determining the relevant Exchange Rate may be modified. See "General Terms of Notes — Currency Disruption Events."
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment, converted into U.S. dollars based on the applicable Exchange Rate as of the final Index Valuation Date, for each note of the Principal Amount (or, the Principal Amount × (1 – Downside Exposure Percentage), if the relevant terms supplement specifies a Downside Exposure Percentage) plus the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable).
	Your payment at maturity in U.S. dollar terms is subject to currency exchange risk. Accordingly, you could lose some or all of your initial investment.

(continued on next page)

Investing in the Foreign Currency-Denominated Notes, Payable in U.S. Dollars, involves a number of risks. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 205-A-I, the accompanying prospectus supplement and prospectus, or any related index supplement or terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 3, 2011

Key Terms (Continued)

Additional Amount (Notes with neither a Knock-Out Level nor a Fixed Payment):

For notes with neither a Knock-Out Level nor a Fixed Payment, subject to conversion into U.S. dollars, the Additional Amount per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement, the Principal Amount × the Index Return or Index Strike Return, as applicable, × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

Additional Amount (Notes with a Knock-Out Level):

For notes with a Knock-Out Level, subject to conversion into U.S. dollars, the Additional Amount per note payable at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) If a Knock-Out Event has not occurred, the Principal Amount × the Index Return or Index Strike Return, as applicable, × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) If a Knock-Out Event has occurred, the Principal Amount × the Knock-Out Rate.

Additional Amount (Notes with a Fixed Payment):

For notes with a Fixed Payment, subject to conversion into U.S. dollars, the Additional Amount per note paid at maturity will equal:

(1) If the Ending Index Level is greater than or equal to the Initial Index Level (or Strike Level, if applicable), an amount specified in the relevant terms supplement, which we refer to as the Fixed Payment; or

(2) If the Ending Index Level is less than the Initial Index Level (or Strike Level, if applicable), zero (or the Minimum Return, if applicable).

Minimum Return:

If applicable, the Additional Amount will equal at least the amount in the Denomination Currency specified as the Minimum Return in the relevant terms supplement, subject to conversion into U.S. dollars.

Maximum Return:

If applicable, the Additional Amount will equal no more than the amount in the Denomination Currency specified as the Maximum Return in the relevant terms supplement, subject to conversion into U.S. dollars.

Other Terms:

In each case if applicable, the Participation Rate, Knock-Out Level, Knock-Out Rate, Fixed Payment and Downside Exposure Percentage will be set forth in the relevant terms supplement.

Index Return:

If applicable, unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level (or Strike Level, if applicable)}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

Index Strike Return:

If applicable, unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Index Level} - \text{Strike Level}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

Initial Index Level:

Unless otherwise specified in the relevant terms supplement, the Index closing level on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Ending Index Level:

The Index closing level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

Strike Level:

The relevant terms supplement may specify an Index level other than the Initial Index Level to be used for calculating the Index Return or Index Strike Return, as applicable, and the amount payable at maturity. The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level equal to 105% of the Initial Index Level will be used to calculate the Index Strike Return.

Initial Averaging Dates:

As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes – Payment at Maturity."

Index Valuation Date(s):

The Index closing level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Index Valuation Dates in this product supplement. Any Index Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Knock-Out Event:

For notes with a Knock-Out Level, a "Knock-Out Event" occurs when the Index closing level is greater than (or, if specified in the relevant terms supplement, equal to) the Knock-Out Level on any of the days specified in the relevant terms supplement. For example, the terms supplement may specify a single day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any day during a specified period.

Maturity Date:

As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this product supplement no. 205-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement, any related index supplement and this product supplement no. 205-A-I and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. 205-A-I, together with the relevant terms supplement, any related index supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any related index supplement, this product supplement no. 205-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 205-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, any related index supplement, this product supplement no. 205-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 205-A-I, any related index supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. A separate index supplement or the relevant terms supplement will describe an index not described in this product supplement and to which the notes are linked. Capitalized terms used but not defined in this product supplement no. 205-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus, the relevant terms supplement and any related index supplement. The term "note" refers to each Principal Amount of our Foreign Currency-Denominated Notes Linked to an Index, Payable in U.S. Dollars.

General

The Foreign Currency-Denominated Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to an index as specified in the relevant terms supplement (the "Index") and are denominated in a foreign currency as specified in the relevant terms supplement (the "Denomination Currency") and are payable in U.S. dollars (the "Payment Currency"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement, as well as any related index supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Index over the term of the notes, calculated in accordance with the applicable formula as set out below, converted into U.S. dollars. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity, after conversion into U.S. dollars, at least the Principal Amount (or a portion of the Principal Amount if the relevant terms supplement specifies a Downside Exposure Percentage) for each note and, if specified in the relevant terms supplement, a Minimum Return. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co**.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of the Principal Amount and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The "Principal Amount" is an amount in the Denomination Currency as specified in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, payment for the issue price will have to be made in U.S. dollars, by converting the Principal Amount per note at the Exchange Rate applicable on the pricing date. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 205-A-I and any related index supplement. The terms described in that document supplement those described herein and in any related index supplement, the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any related index supplement, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Index Valuation Date is postponed as described below. We will also specify, in each case if applicable, the Participation Rate, Downside Exposure Percentage, Minimum Return, Maximum Return, Knock-Out Level, Knock-Out Rate, Knock-Out Event and Fixed Payment and the applicable terms of any such payment terms in the relevant terms supplement.

Your return on the notes will be linked to the performance of the Index during the life of the notes and will be affected by the Exchange Rate.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment, converted into U.S. dollars based on the applicable Exchange Rate as of the final Index Valuation Date, for each note of the Principal Amount (or, the Principal Amount × (1 – Downside Exposure Percentage), if the relevant terms supplement specifies a Downside Exposure Percentage) plus the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. Unless otherwise specified in the relevant terms supplement, you will not receive less than the Principal Amount (or the Principal Amount × (1 – Downside Exposure Percentage), if the relevant terms supplement specifies a Downside Exposure Percentage) for each note if you hold the notes to maturity. See " – Conversion into U.S. Dollars" below for more information on the Exchange Rate and how conversion into U.S. dollars will be made.

Your payment at maturity in U.S. dollars will be subject to currency exchange risk. Accordingly, you could lose some or all of your initial investment.

For notes with neither a Knock-Out Level nor a Fixed Payment, subject to conversion into U.S. dollars, the "Additional Amount" per note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, the Principal Amount x the Index Return or Index Strike Return, as applicable, × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

The "Downside Exposure Percentage" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "Participation Rate" will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

The "Minimum Return" will be an amount in the Denomination Currency as specified in the relevant terms supplement.

The "Maximum Return" will be an amount in the Denomination Currency as specified in the relevant terms supplement.

For notes with a Knock-Out Level, subject to conversion into U.S. dollars, the "Additional Amount" per note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) if a Knock-Out Event has not occurred, the Principal Amount x the Index Return or Index Strike Return, as applicable, x the Participation Rate; *provided* that the Additional Amount will not

be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) if a Knock-Out Event has occurred, the Principal Amount × the Knock-Out Rate.

The "Knock-Out Level" will be a percentage of the Initial Index Level (or Strike Level, if applicable) or a fixed level of the Index as specified in the relevant terms supplement.

The "Knock-Out Rate" will be a percentage as specified in the relevant terms supplement.

A "Knock-Out Event" occurs when the Index closing level is greater than (or, if specified in the relevant terms supplement, equal to) the Knock-Out Level on any of the days specified in the relevant terms supplement. For example, the terms supplement may specify a single day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any day during a specified period.

For notes with a Fixed Payment, subject to conversion into U.S. dollars, the "Additional Amount" per note paid at maturity will equal:

(1) if the Ending Index Level is greater than or equal to the Initial Index Level (or Strike Level, if applicable), the Fixed Payment; or

(2) if the Ending Index Level is less than the Initial Index Level (or Strike Level, if applicable), zero (or the Minimum Return, if applicable).

The "Fixed Payment" is a fixed dollar amount per note as specified in the relevant terms supplement.

If applicable, the "Index Return," as calculated by the calculation agent, is the percentage change in the Index closing level, calculated by comparing the Ending Index Level to the Initial Index Level (or Strike Level, if applicable), unless otherwise specified in the relevant terms supplement. The relevant terms supplement will specify the manner in which the Initial Index Level (or Strike Level, if applicable) and the Ending Index Level will be determined. The Index Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Return} = \frac{\text{Ending Index Level} - \text{Initial Index Level (or Strike Level, if applicable)}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

If applicable, the "Index Strike Return," as calculated by the calculation agent, is the percentage change in the Index closing level, calculated by comparing the Ending Index Level to the Strike Level, expressed as a percentage of the Initial Index Level, unless otherwise specified in the relevant terms supplement. The relevant terms supplement will specify the manner in which the Initial Index Level, the Strike Level and the Ending Index Level will be determined. The Index Strike Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Strike Return} = \frac{\text{Ending Index Level} - \text{Strike Level}}{\text{Initial Index Level}}$$

The relevant terms supplement will specify whether an Index Return or an Index Strike Return is applicable.

Unless otherwise specified in the relevant terms supplement, the "Initial Index Level" means the Index closing level on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Ending Index Level" means the Index closing level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

The relevant terms supplement may specify an Index level other than the Initial Index Level, which we refer to as the "Strike Level," to be used for calculating the Index Return or Index Strike Return, as applicable, and the amount payable at maturity. The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level, equal to 105% of the Initial Index Level, will be used to calculate the Index Strike Return.

The "Index closing level" on any trading day will equal the closing level of the Index or any successor index thereto (as described under any related index supplement or under "General Terms of Notes— Discontinuation of the Index; Alteration of Method of Calculation" in this product supplement no. 205-A-I) published following the regular official weekday close of trading on that trading day. In certain circumstances, the "Index closing level" will be based on the alternative calculation of the Index described under any related index supplement or under "General Terms of Notes — Discontinuation of the Index; Alteration of Method of Calculation" in this product supplement no. 205-A-I.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges (as defined below) for securities underlying such Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to such Index or the relevant successor index, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day or if there is a market disruption event on such day, the applicable Initial Averaging Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Index closing level for such Initial Averaging Date on such date in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each security most recently constituting the Index.

The Index Valuation Date(s), which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below.

The maturity date for the notes will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event, a currency disruption event or otherwise, the final Index Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date or the Final Exchange Rate (as defined below) is determined less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the later of the final Index Valuation Date, as postponed, and the date the Final Exchange Rate is determined, unless otherwise specified in the relevant terms supplement. We describe market disruption events and currency disruption events under "General Terms of Notes — Market Disruption Events" and "General Terms of Notes – Currency Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Index Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Index Valuation Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Index closing level for such Index Valuation Date on such date in accordance with the formula for and method of calculating such Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each security most recently constituting the Index.

Notes with a maturity of not more than one year

If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Index Valuation Date; *provided* that no Index Valuation Date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the final Index Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Valuation Date"). If the tenth business day following the date originally scheduled to be the applicable Index Valuation Date is not a trading day, or if there is a market disruption event on such day, the calculation agent will determine the Index closing level for such Index Valuation Date on such date in accordance with the formula for and method of calculating such Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each security most recently constituting the Index.

Notwithstanding the foregoing, if any Index Valuation Date has been postponed to the Final Disrupted Valuation Date (treating any such Index Valuation Date that is not the final Index Valuation Date as if it were the final Index Valuation Date), and such Final Disrupted Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Valuation Date, the calculation agent will determine the Index closing level for such Index Valuation Date on such Final Disrupted Valuation Date in accordance with the formula for and method of calculating such Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Valuation Date of each security most recently constituting the Index. **For the avoidance of doubt, in no event will any Index Valuation Date occur after the Final Disrupted Valuation Date.**

Conversion into U.S. Dollars

If the Exchange Rate is expressed as a number of units of the Denomination Currency per U.S. dollar, the payment at maturity in Denomination Currency terms will be *divided* by the Exchange Rate on the final Index Valuation date to convert it into U.S. dollars. If the Exchange Rate is expressed as a number of U.S. dollars per one unit of the Denomination Currency, the payment at maturity in Denomination Currency terms will be *multiplied* by the Exchange Rate on the final Index Valuation Date to convert it into U.S. dollars.

Notwithstanding the foregoing, if the final Index Valuation Date is not a currency business day or if there is a currency disruption event on the final Index Valuation Date, the Exchange Rate used to convert the payment at maturity into U.S. dollars (the "Final Exchange Rate") will be determined by the calculation agent on the immediately succeeding currency business day during which no currency disruption event shall have occurred or be continuing. In no event, however, will the determination of the Final Exchange Rate be postponed more than ten business days following the date originally scheduled to be the final Index Valuation Date or, with respect to notes with a maturity of not more than one year, to after the Final Disrupted Valuation Date. If the determination of the Final Exchange Rate is postponed to the tenth business day following the date originally scheduled to be the final Index Valuation Date or, with respect to notes with a maturity of not more than one year, to the Final Disrupted Valuation Date and such tenth business day or the Final Disrupted Valuation Date, as applicable, is not a currency business day or the is a currency disruption event on such day, the calculation agent will determine the Final Exchange Rate on such day in good faith and in a commercially reasonable manner, taking into account the latest available currency exchange rate quotations and any other information that it deems relevant.

Unless otherwise specified in the relevant terms supplement, the "Exchange Rate" on any currency business day will be the exchange rate as reported by the applicable reference source specified in the relevant terms supplement at an approximate time of day. If the Exchange Rate is expressed as a number of units of the Denomination Currency per U.S. dollar, the payment at maturity in Denomination Currency terms will be divided by the Exchange Rate to convert it into U.S. dollars on the final Index Valuation Date. If the Exchange Rate is expressed as a number of U.S. dollars per one unit of the Denomination Currency, the payment at maturity in Denomination Currency terms will be multiplied by the Exchange Rate to convert it into U.S. dollars on the final Index Valuation Date. If a currency disruption event with respect to the Denomination Currency has occurred or is continuing, the method of determining the relevant Exchange Rate may be modified. See "General Terms of Notes —Currency Disruption Events."

A "currency business day," is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Denomination Currency as specified in the relevant terms supplement, (b) banking institutions in The City of New York and such principal financial center for the Denomination Currency are not otherwise authorized or required by law, regulation or executive order to close and, (c) if specified in the relevant terms supplement, the Trans-European Automated Real-time Gross Settlement Express Transfer System ("TARGET2") is open, each as determined by the calculation agent.

Unless otherwise specified in the relevant terms supplement, payment for the issue price will have to be made in U.S. dollars, by converting the Principal Amount per note at the Exchange Rate applicable on the pricing date.

RISK FACTORS

*Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.***

Risks Relating to the Notes Generally

The notes differ from conventional debt securities.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we do not pay interest on the notes. If the Ending Index Level does not exceed, or in certain cases, equal, the Initial Index Level (or Strike Level, if applicable), and if, if applicable, a Knock-Out Event has not occurred, at maturity you will receive only the Principal Amount (plus the Minimum Return, if any) for each note, converted into U.S. dollars, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable Principal Amount of each note (plus the Minimum Return, if any), converted into U.S. dollars, will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The payment at maturity is exposed to currency exchange risk with respect to the Denomination Currency relative to the U.S. dollar.

The payment at maturity in the Denomination Currency will be mandatorily converted and paid to you in U.S. dollars at the applicable Exchange Rate on the final Index Valuation Date. A depreciation in the Denomination Currency relative to the U.S. dollar on the final Index Valuation Date relative to its value at the time of your initial investment would mean you would receive at maturity less, and possibly significantly less, than the U.S. dollar amount of your initial investment in the securities. As a result of this currency exchange risk, you could lose some or all of your initial investment in U.S. dollar terms. See " – Risks Relating to the Denomination Currency" for additional discussion of currency exchange risks.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

The notes may not pay more than the applicable Principal Amount, converted into U.S. dollars, at maturity.

If the Ending Index Level is less than, or, in certain cases, equal to the Initial Index Level (or Strike Level, if applicable), and, if applicable, a Knock-Out Event has not occurred, you will receive, unless otherwise specified in the relevant terms supplement, the Principal Amount (plus the Minimum Return, if any), converted into U.S. dollars, for each note you hold at maturity. This will be true even if the value of the Index was higher than the Initial Index Level (or Strike Level, if applicable) at some time during the life of the notes but later falls below the Initial Index Level (or Strike Level, if applicable).

Your investment in the notes may result in a loss if a Downside Exposure Percentage is applicable.

If the relevant terms supplement specifies that a Downside Exposure Percentage will apply to the notes, you may receive a payment at maturity in an amount that is less than the Principal Amount, converted into U.S. dollars, for each note. For notes with Downside Exposure Percentage at maturity you will receive a cash payment for each note of the Principal Amount x (1 – Downside Exposure Percentage) plus the Additional Amount, which may be zero, converted into U.S. dollars.

The appreciation potential of the notes will be limited by the Knock-Out Level, if applicable.

If the notes have a Knock-Out Level, the appreciation potential of the notes is limited by the Knock-Out Level and the corresponding Knock-Out Rate. For example, if the Knock-Out Level equals 125% of the Initial Index Level (or Strike Level, if applicable), the appreciation potential of the notes is limited to 24.99%. Once the Index closing level exceeds (or, if specified in the relevant terms suppelment, equals) the Knock-Out Level on any of the days specified in the relevant terms supplement, a Knock-Out Event occurs and the appreciation potential of the notes is limited to the Knock-Out Rate, even if the Index Return or Index Strike Return, as applicable, is greater than the Knock-Out Rate. For notes with a Knock-Out Level, if a Knock-Out Event has occurred, the return on the notes will equal the Knock-Out Rate multiplied by the applicable principal amount of the notes and will not be determined by reference to the Index Return or Index Strike Return, as applicable. Therefore your return may be less than the return you would have otherwise received if you had invested directly in the Index, the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market. Under these circumstances, your return will not reflect any potential increase in the Ending Index Level, as compared to the Initial Index Level (or Strike Level, if applicable), of greater than the Knock-Out Rate.

The Ending Index Level may be less than the Index level at other times during the term of the notes.

Because the Ending Index Level is calculated based on the Index closing level on one or more Index Valuation Dates during the term of the notes, the level of the Index at various other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant increase in the level of the Index before and/or after the Index Valuation Date(s) or if there is a significant decrease in the level of the Index around the time of the Index Valuation Date(s) or if there is significant volatility in the Index level during the term of the notes (especially on dates near the Index Valuation Date(s)). For example, when the Index Valuation Date of the notes is near the end of the term of the notes, then if the Index levels increase or remain relatively constant during the initial term of the notes and then decrease below the Initial Index Level (or Strike Level, if applicable), the Ending Index Level may be significantly less than if it were calculated on a date earlier than the Index Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market.

The value of the Initial Index Level may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Index Level will be determined based on the arithmetic average of the Index closing levels on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Index Level for the Index may not be determined, and you may therefore not know the value of such Initial Index Level, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with the DTC on the issue date as described under "General Terms of Notes – Book-Entry Only Issuance – The Depository Trust Company," will not set forth the value of the Initial Index Level for the Index. If there are any increases in the Index closing levels on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Index Level being higher than the Index closing level on the issue date, this may establish a higher level that the Index must achieve for you to receive at maturity more than the applicable Principal Amount (or a portion of the Principal Amount if the relevant terms supplement specifies a Downside Exposure Percentage) of your notes and, if applicable, the Minimum Return.

The appreciation potential of the notes will be limited by the Fixed Payment, if applicable.

If the notes have a Fixed Payment, the appreciation potential of the notes is limited to the appreciation represented by such Fixed Payment, even if the appreciation in the Index would, but for the Fixed Payment, result in the payment of a greater Additional Amount at maturity. If the Ending Index Level is greater than or equal to the Initial Index Level (or Strike Level, if applicable), the return on the notes will equal the Fixed Payment and will not be determined by reference to the Index Return or Index Strike Return, as applicable. This return will be limited regardless of the appreciation of the Index, which may be significant. Therefore, under certain circumstances, your return may be less than the return you would have otherwise received if you had invested directly in the Index, the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per note specified in the relevant terms supplement as the Maximum Return. The Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Index Return or Index Strike Return, as applicable, and Participation Rate would be greater than the Maximum Return.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

If the Participation Rate is less than 100% and the Ending Index Level exceeds the Initial Index Level (or Strike Level, if applicable), the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the Index performance above the Initial Index Level (or Strike Level, if applicable). Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Index.

If the notes are linked to an Index that is not a total return index, your return on the notes will not reflect dividends on the equity securities included in such Index.

Your return on the notes will not reflect the return you would realize if you actually owned the equity securities included in the Index and received the dividends paid on those equity securities. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Ending Index Level. The Ending Index Level reflects the prices of the equity securities as calculated in the Index without taking into consideration the value of dividends paid on those equity securities.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Index has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities LLC, or JPMS, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Index on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Index. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the actual expected volatility in the Index;

- the time to maturity of the notes;

- the dividend rate on the equity securities underlying the Index;

- interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;

- economic, financial, political, regulatory or judicial events that affect the equity securities included in the Index or stock markets generally and which may affect the Index closing level on any Index Valuation Date or any Initial Averaging Date, if applicable, or the value of the Denomination Currency or the U.S. dollar or currency markets generally or the economies of the originating countries of such currencies;

- the Exchange Rate and the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities composing the Index are traded, and, if the Index is calculated in one currency and the equity securities composing the Index are traded in one or more other currencies, the correlation between those rates and the value of the Index; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Index based on its historical performance. The Ending Index Level may be flat or negative as compared to the Initial Index Level (or Strike Level, if applicable), in which event you will only receive the applicable principal amount of your notes at maturity unless the relevant terms supplement provides for interest payments, a Minimum Return or includes a Knock-Out feature.

Furthermore, the return on your investment will be determined, in part, by changes in the Exchange Rate, which may result in the loss of some or all of your initial investment, even if there has been an increase in the level of the Index during the term of the notes.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to affect adversely the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of such compensation or other transaction costs.

You will have no shareholder rights in issuers of equity securities that compose the Index.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the equity securities composing the Index would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMS and other affiliates of ours trade the equity securities underlying the Index, the Denomination Currency and the U.S. dollar and other financial instruments related to the Index and its component securities, the Denomination Currency and the U.S. dollar on a regular basis, for their accounts and for other accounts under their management. JPMS and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the notes and any Additional Amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are included in the Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies the equity securities of which are included in the Index. Any prospective purchaser of notes should undertake an independent investigation of each company the equity securities of which are included in the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Index or the equity securities that compose the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

We or one of our affiliates may currently or from time to time engage in trading activities related to the Denomination Currency, the U.S. dollar and the currencies in which the equity securities composing an Index are denominated. These trading activities could potentially affect the exchange rates with respect to such currencies and, if currency exchange rate calculations are involved in the calculation of the Index closing levels of that Index, could affect the Index closing levels of that Index and, accordingly, if the notes are linked to that Index, the value of the notes.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of notes with respect to any matters relating to future currency exchange rate movements and any prospective purchaser of notes should undertake an independent investigation of the currencies in which equity securities composing that Index are denominated and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the notes.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the Index Return or Index Strike Return, as applicable, the amount we will pay you at maturity, the Index closing level on each Index Valuation Date and each Initial Averaging Date, if applicable, any Exchange Rate and the Additional Amount, if any, that we will pay you at maturity as well as whether a Knock-Out Event has occurred (for notes with a Knock-Out Level) and whether the Ending Index Level is equal to or greater than the Initial Index Level (or Strike Level, if applicable). The calculation agent will also be responsible for determining whether there has been a market disruption event, a currency disruption event or a discontinuation of the Index and whether there has been a material change in the method of calculation of the Index. The calculation agent will also be responsible for determining the Exchange Rate if the Exchange Rate is not available on the applicable reference sources and selecting a Successor Currency, if applicable. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Index closing level on any Index Valuation Date or any Initial Averaging Date, if applicable, or the Index Return or Index Strike Return, as applicable, and calculating the payment at maturity that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Index Valuation Dates or Initial Averaging Dates, if any, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes—Market Disruption Events."

Generally, if the term of the notes is not more than one year, we expect to treat the notes as short-term debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), we expect to treat the notes as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 205-A-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, we expect to treat the notes as nonfunctional currency contingent payment debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is more than one year (including either the issue date or the last possible date the notes could be outstanding, but not both), we expect to treat the notes as "nonfunctional currency contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment, subject to the occurrence of a Knock-Out Event (if applicable), you generally will be required to accrue interest on a constant yield to maturity basis at a "comparable yield" in the Denomination Currency, as determined by us, with the result that you will recognize taxable income in each year (determined in the Denomination Currency and translated into U.S. dollars). Interest included in income will increase your basis in your notes. Special rules may apply if the Additional Amount is determined early as a result of a Knock-Out Event, if applicable. In addition, any gain recognized by U.S. Holders at maturity or on earlier sale or exchange will generally be treated as ordinary income. You may also be required to recognize currency exchange gain or loss with respect to amounts received on the notes. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 205-A-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks Relating to the Index

The sponsor of the Index (an "Index Sponsor") may adjust the Index in a way that affects its level, and such Index Sponsor has no obligation to consider your interests.

The Index Sponsor is responsible for calculating and maintaining the Index. Such Index Sponsor can add, delete or substitute the equity securities underlying the Index or make other methodological changes that could change the level of the Index. You should realize that the changing of equity securities included in the Index may affect the Index, as a newly added equity security may perform significantly better or worse than the equity security or securities it replaces. Additionally, such Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. The Index Sponsor has no obligation to consider your interests in calculating or revising the Index.

Unless otherwise specified in any related index supplement or the relevant terms supplement, to our knowledge, we are not currently affiliated with any company the equity securities of which are included in the Index.

To our knowledge, we are not currently affiliated with any issuers the equity securities of which are included in the Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities included in the Index or your notes. None of the money you pay us will go to the Index Sponsor for the Index or any of the issuers of the equity securities included in the Index and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes. See any related index supplement or the relevant terms supplement for additional information on whether we are one of the companies included in such Index.

In the event we become affiliated with any issuers the equity securities of which are included in the Index, we will have no obligation to consider your interests as a holder of the notes in taking any action with respect to such issuer that might affect the value of your notes.

If the prices of its component securities are not converted into U.S. dollars for purposes of calculating the value of the Index, the amount payable on the notes at maturity will not be adjusted for changes in exchange rates that might affect the Index, other than as a result of converting the payment at maturity into U.S. dollars.

Because the prices of the equity securities composing the Index are not converted into U.S. dollars for purposes of calculating the value of the Index and although the equity securities composing the Index are traded in currencies other than U.S. dollars, and the notes, which are linked to the Index, are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Index are denominated, other than as a result of converting the payment at maturity into U.S. dollars. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the payment on the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

If the prices of its component securities are converted into U.S. dollars for purposes of calculating the value of the Index, the notes will be subject to currency exchange risk, in addition to the currency exchange risk resulting from converting the payment at maturity into U.S. dollars.

Because the prices of the equity securities composing the Index are converted into U.S. dollars for the purposes of calculating the value of the Index, the holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities composing the Index trade, in addition to the currency exchange risk resulting from converting the payment at maturity into U.S. dollars. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities composing the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments; and
- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

If the prices of its component securities are converted into U.S. dollars for purposes of calculating the value of the Index, changes in the volatility of exchange rates, and the correlation between those rates and the values of the Index are likely to affect the market value of the notes.

The exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Index are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security composing the Index and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security composing the Index is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Index are denominated refers to the size and frequency of changes in that exchange rate.

Because the Index is calculated, in part, by converting the closing prices of the equity securities composing the Index into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those equity securities are denominated could affect the market value of the notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Index are denominated and the value of the Index refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the value of the Index. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Index are denominated and the percentage changes in the value of the Index could affect the value of the notes.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

Unless otherwise specified in the relevant terms supplement, the equity securities that compose an Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws and other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for notes linked to an Index composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the Index closing level. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Index based on their historical performance. The value of the Index may decrease such that you may not receive more than the Principal Amount (or a portion of the Principal Amount if the relevant terms supplement specifies a Downside Exposure Percentage) of your notes, converted into U.S. dollars at maturity. There can be no assurance that the Index closing level will not decrease so that at maturity you will receive any Additional Amount at maturity.

Risks Relating to the Denomination Currency

A decrease in the value of the Denomination Currency relative to the U.S. dollar may adversely affect your return on the notes.

The return on your initial investment in the notes is based on the performance of the Index and the Exchange Rate. The payment at maturity in Denomination Currency terms is converted into U.S. dollars based on the applicable Exchange Rate before such amount is paid to you Accordingly, any depreciation in the value of the Denomination Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Denomination Currency) may adversely affect the return on your initial investment in the notes. If the U.S. dollar significantly appreciates relative to the Denomination Currency, you will lose some or all of your initial investment in U.S. dollar terms.

The notes are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Denomination Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Denomination Currency's country and other relevant countries.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments in the Denomination Currency's country and the United States and between each country and its major trading partners;

- the monetary policies of the Denomination Currency's country, especially as related to the supply of money;

- political, civil or military unrest in the Denomination Currency's country; and

- the extent of governmental surplus or deficit in the Denomination Currency's country.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Denomination Currency's country and the United States and those of other countries important to international trade and finance.

The liquidity, trading value and amounts payable under the notes could be affected by the actions of the government of the originating nation of the Denomination Currency and the United States.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the Denomination Currency, the U.S. dollar or any other currency. In addition, the price of the notes and payment on the scheduled maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of the Denomination Currency and remittances abroad with respect to the

Index or other de facto restrictions on the repatriation of U.S. dollars, such as a currency disruption event. See "General Terms of Notes — Currency Disruption Events."

Even though the Denomination Currency and the U.S. dollar are traded around-the-clock, if a secondary market for the notes develops, the notes may trade only during regular hours in the United States.

The interbank market for the Denomination Currency and the U.S. dollar is a global, around-the-clock market and the Denomination Currency and the U.S. dollar values are quoted 24 hours a day. Therefore, the hours of trading for the notes, if any, may not conform to the hours during which the Denomination Currency and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the value of the Denomination Currency and the U.S. dollar, that will not be reflected immediately in the market price, if any, of the notes.

The absence of last-sale and other information about the Denomination Currency may affect the price of the notes.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Exchange Rate used to convert the payment at maturity into U.S. dollars and therefore your return on the notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating country of the Denomination Currency may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the Denomination Currency and must be prepared to make special efforts to obtain that information on a timely basis.

Currency exchange risks can be expected to heighten in periods of financial turmoil.

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Denomination Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and the return on your investment in the notes at maturity.

Suspensions or disruptions of market trading in the currency markets may adversely affect the amount payable at maturity and/or the market value of the notes.

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. These circumstances could affect the value of the Denomination Currency and the U.S. dollar and the Exchange Rate and, therefore, the amount payable at maturity in U.S. dollar terms and the market value of the notes.

Currency disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Exchange Rate on the final Index Valuation Date and your payment at maturity in U.S. dollar terms. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Currency Disruption Events" for further information on what constitutes a currency disruption event.

If the notes are linked to an index not described in this product supplement, a separate index supplement or the relevant terms supplement may provide additional risk factors relating to such index.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed 4.5% of the Principal Amount per note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index, the equity securities underlying the Index, the Denomination Currency or instruments the value of which is derived from the Index, the equity securities underlying the Index or the Denomination Currency. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the level of the Index as well as the Initial Index Level or increase the value of the Denomination Currency relative to the U.S. dollar on the pricing date, and, therefore, effectively establish a higher level that the Index must achieve and a higher value the Denomination Currency must achieve relative to the U.S. dollar for you to receive at maturity of the notes more than your initial investment in the notes in U.S. dollar terms (other than, if applicable, any interest payment or payment of the Minimum Return). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Index, the equity securities underlying the Index, the Denomination Currency or instruments the value of which is derived from the Index, the equity securities underlying the Index or the Denomination Currency. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index, the value of the Denomination Currency relative to the U.S. dollar or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

THE BOVESPA INDEX

We have derived all information contained in this product supplement regarding the BOVESPA Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to, change by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"). The Index was developed by BM&FBOVESPA and is calculated, maintained and published by BM&FBOVESPA. We make no representation or warranty as to the accuracy or completeness of such information.

The BOVESPA Index (the "Index"), also referred to as Ibovespa, is the main indicator of the average performance of the Brazilian stock market. It has been calculated since its inception in 1968. The Index reflects the current value, in Brazilian reais, of a theoretical group of stocks constituted on February 2, 1968, by a hypothetical investment. No additional investment has been made since this date, apart from the reinvestment of distributed benefits (such as dividends, subscription rights and stock bonuses) as described below. As a result, the Index is a total return index that reflects both changes in the price of the common stocks that compose the Index (each a "component stock" and collectively, the "Group")[1] as well as the impact of the distributions made by those stocks.

BM&FBOVESPA calculates the BOVESPA Index in real time, considering the prices of the last trades carried out in the cash market (round lot) with the stocks that compose its portfolio. The BOVESPA Index is reported by Bloomberg L.P. under the ticker symbol "IBOV."

The purpose of the Index is to be an average indicator of market performance in Brazil. The underlying stocks that make up the Index represent more than 80% of the number of trades and financial value registered on BM&FBOVESPA's cash market (round lot) and approximately 70% of the market capitalization of all companies on BM&FBOVESPA.

To be included in the Index, a stock must meet the following criteria over the immediately preceding 12 months:

- together with the other stocks in the Group, the sum of their negotiability index scores (as defined below) represents 80% of the total value of all the individual negotiability index scores;

- it has a trading value participation higher that 0.1% of the total; and

- it has a trading session presence of more than 80%.

The participation of each stock in the portfolio has a correlation with its representation in the cash market – in terms of number of trades and financial value – adjusted to the sample's size. This representation is determined by the negotiability index[i].

A negotiability index score is calculated for each stock that trades on BM&FBOVESPA. A stock's negotiability index considers both the trading volume and the financial value of that stock as compared to the trading volume and financial value of the aggregate of all stocks that trade on the BM&FBOVESPA. The negotiability index score is calculated, excluding cross-trades, based on the following formula:

$$\sqrt{\frac{n_i}{N} \; * \; \frac{v_i}{V}}$$

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[1] The Index value was divided by 100 on October 3, 1983 and by 10 on each of December 2, 1985, August 29, 1988, April 14, 1989, January 12, 1990, May 28, 1991, January 21, 1992, January 26, 1993, August 27, 1993, February 10, 1994 and March 3, 1997.

where

n$_i$ = number of trades on component stock "i" on BOVESPA cash market (round lot). A round lot can be in any number of trading units depending on how the BOVESPA quotes and trades that stock

N = total number of trades carried out on BOVESPA cash market (by round-lot)

v$_i$ = financial value generated by trades on component stock "i" on BOVESPA cash market (by round-lot)

V = total financial value of BOVESPA cash market (by round-lot)

A component stock will be excluded from the Group when it no longer meets at least two of the criteria for its inclusion or if it is subject to judicial reorganization, files for bankruptcy, is subject to a long period of trade suspension or other special situations. If trading in a component stock is suspended, the Index will be calculated using the last trade price registered on the BM&FBOVESPA until trading on the stock resumes whereupon the stock's trade price will be used. However, if trading in a component stock is suspended for 50 days, as of the date of suspension, or, if it is unlikely that trading will be resumed, or in case of rebalancing of the portfolio, the stock will be excluded from the Group of component stocks. In such a case, BM&FBOVESPA will make necessary adjustments to ensure the continuity of the Index.

The Index is the sum of the weights of the component stocks' theoretical quantity in the portfolio multiplied by its last price. The formula for calculating the Index at time "t" is:

$$\sum_{i=1}^{n} P_i,t * Q_i,t$$

where

n = total number of component stocks

P = last price of component stock "i" at time "t"

Q = theoretical quantity of component stock "i" in the Group "t"

The Group of stocks is recalculated and rebalanced every four months. Upon a rebalancing, stocks are added to or removed from the Group and relative participation, or weighting, of each component stock is adjusted. A new Group of component stocks becomes effective in January, May and September of each year and replaces the immediately preceding Group. BM&FBOVESPA's current practice is to disclose three "previews" of a hypothetical group of stocks that would become the component stocks if the rebalancing was done on the preview date. The previews are calculated and published 30 days, 15 days and 1 day before the forthcoming Group following the next rebalancing date is scheduled to become effective.

At the four month rebalancing BM&FBOVESPA recalculates the negotiability index score for each stock traded on the BM&FBOVESPA using the data for the preceding 12 months. The stocks are ranked according to these scores. Starting with the stocks with the highest negotiability index scores, stocks are added to the Group until the cumulative negotiability index scores for those stocks in the Group reaching 80% of the total negotiability index scores for all the stocks that trade on the BM&FBOVESPA. If a stock that is added to the Group does not meet the other two eligibility criteria (listed above), it is removed and the stock that is next on the ranked list of stocks is added to the Group as long as that stock meets the other eligibility criteria.

The negotiability index scores of the component stocks are listed and the participation percentage, or weighting, of each component stock in relation to the total sum of all negotiability indices is calculated. The initial weight of each component stock is determined by multiplying the Index level at the close of the last day of the last rebalancing period by the negotiability index adjusted participation percentage. Each component stock's theoretical quantity, resulting from the division of its share in the index composition (weight) by its closing price of the last day of the previous rebalancing period, will remain constant for the four months of the new portfolio unless a distribution (for example, a dividend, stock bonus, subscription or the like) is made by the issuer of the stock.

Because the Index measures the total returns on the component stocks, it is adjusted to reflect distributions. The adjustment is made assuming the hypothetical investor sold the stocks at the closing price of the last trading day prior to the distribution and used the resources to buy the same shares without the distribution (*i.e.*, at the "ex-theoretical" price).

The formula used to make these kinds of adjustments is:

$$Q_n = \frac{Q_o * P_c}{P_{ex}}$$

where
Q_n = adjusted share quantity
Q_o = previous share quantity
P_c = last price before the distribution
P_{ex} = ex-theoretical price, calculated based on P_c

The "ex-theoretical price" is calculated as follows:

$$P_{ex} = \frac{P_c + (S * Z) - D - J - V_{et}}{1 + B + S}$$

where
P_{ex} = ex-theoretical price
P_c = last price before the distribution
S = percentage of subscription, in index number
Z = issuing value of the share to be subscribed, in Brazilian reais
D = dividends received per share, in Brazilian reais
J = interest on capital, in Brazilian reais
V_{et} = theoretical economic value per share, another share type or other asset received in the distribution
B = percentage of bonus (or split), in index number

BM&FBOVESPA will make adjustments to the Index as a result of certain corporate events, such as spin-offs, public offerings or mergers.

License Agreement with BM&FBOVESPA

BM&FBOVESPA has given permission, in exchange for a fee, for us to use the BOVESPA Index, which is owned and published by BM&FBOVESPA, in connection with the notes.

BM&FBOVESPA DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BOVESPA INDEX OR ANY DATA INCLUDED THEREIN AND BM&FBOVESPA SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BM&FBOVESPA MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES/PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BOVESPA INDEX OR ANY DATA INCLUDED THEREIN. BM&FBOVESPA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BOVESPA INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BM&FBOVESPA HAVE ANY LIABILITY F OR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"BM&FBOVESPA," "INDICE BOVESPA (BOVESPA INDEX)" ARE TRADEMARKS OF BM&FBOVESPA. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY BM&FBOVESPA AND BM&FBOVESPA MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES/PRODUCTS.

Other Indices

If the notes are linked to an index not described in this product supplement or to an index described in this product supplement that changed its methodology in any material respect, a separate index supplement or the relevant terms supplement will provide additional information relating to such index.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities LLC will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the Index Return or Index Strike Return, as applicable, the amount we will pay you at maturity, the Index closing level on each Index Valuation Date and each Initial Averaging Date, if applicable, any Exchange Rate and the Additional Amount, if any, that we will pay you at maturity as well as whether a Knock-Out Event has occurred (for notes with a Knock-Out Level) and whether the Ending Index Level is equal to or greater than the Initial Index Level (or Strike Level, if applicable). In addition, the calculation agent will determine whether there has been a market disruption event, a currency disruption event or a discontinuation of the Index and whether there has been a material change in the method of calculation of the Index. The calculation agent will also be responsible for determining the Exchange Rate if the Exchange Rate is not available on the applicable reference sources and selecting a Successor Currency, if applicable. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the Index Return or Index Strike Return, as applicable, any Index closing level and any Exchange Rate will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Index closing level on any Initial Averaging Date, if applicable, or Index Valuation Date and consequently the Index Return or Index Strike Return, as applicable, and the Additional Amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to the Index and any relevant successor index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:
- a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or
- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange or market; or
- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) exists at any time, if trading in a security included in the Index (or the relevant successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index (or the relevant successor index) will be based on a comparison of:

- the portion of the level of the Index (or the relevant successor index) attributable to that security relative to
- the overall level of the Index (or the relevant successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange, or the primary exchange or market for trading in futures or options contracts related to the Index (or the relevant successor index);
- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;
- a suspension of trading in futures or options contracts on the Index (or the relevant successor index) by the primary exchange or market trading in such contracts by reason of
  - a price change exceeding limits set by such exchange or market,
  - an imbalance of orders relating to such contracts, or
  - a disparity in bid and ask quotes relating to such contracts

  will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index (or the relevant successor index); and
- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary exchange or market on which futures or options contracts related to the Index (or the relevant successor index) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to the Index or any relevant successor index, the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or such successor index, as applicable.

Currency Disruption Events

Certain events may prevent the calculation agent from determining the Final Exchange Rate and consequently, the amount in U.S. dollars, if any, that we will pay to you at maturity of the notes. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "currency disruption event."

A "currency disruption event," unless otherwise specified in the relevant terms supplement, means the occurrence of any of the following:

    (a) a Convertibility Event;

    (b) a Deliverability Event;

    (c) a Liquidity Event;

    (d) a Taxation Event;

    (e) a Discontinuity Event; or

    (f) a Price Source Disruption Event,

in each case as determined by the calculation agent in its sole discretion and in the case of an event described in clause (a), (b), (c), (d) or (e) above, a determination by the calculation agent in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

"Convertibility Event" means an event that has the effect of preventing, restricting or delaying a market participant from:

    (i)   converting the Denomination Currency into U.S. dollars through customary legal channels; or

    (ii)   converting the Denomination Currency into U.S. dollars at a rate at least as favorable as the rate for domestic institutions located in the country or economic region the lawful currency of which is the Denomination Currency (the "Denomination Currency Country").

"Deliverability Event" means an event that has the effect of preventing, restricting or delaying a market participant from:

    (i)   delivering the Denomination Currency from accounts inside the Denomination Currency Country to accounts outside the Denomination Currency Country; or

    (ii)   delivering the Denomination Currency between accounts inside the Denomination Currency Country or to a party that is a non-resident of the Denomination Currency Country.

"Liquidity Event" means the imposition by the Denomination Currency Country (or any political subdivision or regulatory authority thereof) or the United States (the Denomination Currency Country and the United States, a "Relevant Country") (or any political subdivision or regulatory authority thereof) of any capital or currency controls (such as a restriction placed on the holding of assets in or transactions through any account in the Denomination Currency Country or the United States, as applicable, by a non-resident of such Denomination Currency Country or the United States), or the publication of any notice of an intention to do so, which the calculation agent determines in good faith and in a commercially reasonable manner is likely to materially affect an investment in the applicable Denomination Currency or U.S. dollars.

"Taxation Event" means the implementation by the applicable Relevant Country (or any political subdivision or regulatory authority thereof), or the publication of any notice of an intention to implement, any changes to the laws or regulations relating to foreign investment in such Relevant Country, as applicable (including, but not limited to, changes in tax laws and/or laws relating to capital markets and corporate ownership), which the calculation agent determines in good faith and in a commercially reasonable manner are likely to materially affect an investment in the applicable Denomination Currency or U.S. dollars.

"Discontinuity Event" means the pegging or de-pegging of the Denomination Currency to U.S. dollars or the controlled appreciation or devaluation by the Relevant Country (or any political subdivision or regulatory authority thereof) of the Denomination Currency relative to U.S. dollars, as determined by the calculation agent in good faith and in a commercially reasonable manner.

"Price Source Disruption Event" means the non-publication or unavailability of the applicable exchange rate for the Denomination Currency relative to U.S. dollars by the applicable reference sources specified in the relevant terms supplement and at the approximate time of day, if any, specified in the relevant terms supplement.

Discontinuation of the Index; Alteration of Method of Calculation

If the sponsor of an Index (the "Index Sponsor") discontinues publication of such Index and the Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then the Index closing level on any Initial Averaging Date, if applicable, or Index Valuation Date or any other relevant date on which the Index closing level is to be determined will be determined by reference to the level of such successor index at the close of trading on the relevant exchange for such successor index on such day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the relevant Index Sponsor discontinues publication of an Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, or Index Valuation Date or any other relevant date on which the Index closing level is to be determined, and the calculation agent determines, in its sole discretion, that no successor index for such Index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Index Valuation Date or other relevant date, then the calculation agent will determine the Index closing level for such Index for such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating such Index or successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing such Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of an Index or its successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating an Index or a successor index, or the level thereof, is changed in a material respect, or if an Index or a successor index is in any other way modified so that such Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of such Index or such successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to such Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to such Index or such successor index, as adjusted. Accordingly, if the method of calculating such Index or such successor index is modified so that the level of such Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in such Index), then the calculation agent will adjust its calculation of such Index or such successor index in order to arrive at a level of such Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes will be equal to the Principal Amount (or the Principal Amount × (1 – Downside Exposure Percentage) if there is a Downside Exposure Percentage set forth in the relevant terms supplement), plus the Additional Amount, which will be calculated as if the date of acceleration were the final Index Valuation Date, converted into U.S. dollars. If the notes have more than one Index Valuation Date, then for each Index Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Index Valuation Dates in excess of one) will be the corresponding Index Valuation Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash on the issue date and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

The following discussion does not apply to notes with a Fixed Payment. Prospective holders of these notes will be provided with a supplemental disclosure statement in the relevant term sheet, describing the tax consequences relating to them.

Tax Treatment of the Notes

The tax treatment of the notes will depend upon the facts at the time of the relevant offering. Generally, for U.S. federal income tax purposes, we expect to treat the notes as indebtedness, and notes with a term of more than one year as "nonfunctional currency contingent payment debt instruments." The following discussion describes the treatment of the notes assuming that for U.S. federal income tax purposes the notes are indebtedness and, in the case of notes with a term of more than one year, are "nonfunctional currency contingent payment debt instruments."

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

If the term of notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of these notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term debt obligations. A short-term debt obligation is treated for U.S. federal income tax purposes as issued at a discount equal to the difference between the payments due thereon and the instrument's issue price. In general, this discount is treated as ordinary income when received or accrued, in accordance with the holder's method of tax accounting. However, because the amount of discount that will be paid on the notes, as well as the application of the foreign currency transaction provisions of the Code and the Treasury regulations issued thereunder (the "Foreign Currency Rules"), are uncertain, several aspects of the tax treatment of the notes are not clear.

If you are a cash-method holder, you will not be required to recognize income with respect to the notes prior to maturity or earlier sale or exchange, as described below. However, you may elect to accrue discount into income on a current basis, in which case you would generally be treated as an accrual-method holder, as described below. If you do not elect to be treated as an accrual method holder, you could be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry your notes, to the extent of accrued discount that you have not yet included in income, until you dispose of the notes in a taxable transaction. You should consult your tax adviser regarding these issues.

Although accrual-method holders and certain other holders (including electing cash-method holders) are generally required to accrue into income discount on short-term indebtedness on a straight-line basis, the amount of discount that must ultimately be accrued with respect to the notes is uncertain, and it is therefore not clear how these accruals should be determined. If the amount of discount that will be received has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to maturity, it is likely that the amount of discount to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the application of these rules with respect to your notes.

Sale, Exchange or Redemption of a Note

Upon a sale or exchange of a short-term note (including redemption at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the issue price of the note, increased by any discount that you have previously included in income but not received.

Subject to the discussion of the Foreign Currency Rules below, the amount of any resulting loss should be treated as a capital loss, which may be subject to special reporting requirements if the loss exceeds certain thresholds. Gain resulting from redemption at maturity should be treated as ordinary income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of discount that will be received at maturity has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to sale or exchange, it is likely that the portion of gain on the sale or exchange that should be treated as accrued discount (and, therefore, taxed as ordinary income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of a note.

In addition to the uncertainties described above, it is unclear to what extent any gain or loss on the notes will be treated as attributable to fluctuations in currency exchange rates, and therefore subject to the Foreign Currency Rules. The Foreign Currency Rules could treat some or all of your loss on a sale or exchange as ordinary and potentially subject to certain tax reporting rules, and could treat any gain that would otherwise be capital as ordinary. You should consult your tax adviser regarding the application of these rules to your notes.

Notes with a Term of More than One Year

If the term of notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, the notes will generally be subject to the original issue discount ("OID") and the foreign currency transaction provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as set forth below. You will also be required to recognize currency exchange gain or loss with respect to amounts received on the notes, as described below.

We are required to determine a "comparable yield" for the notes in the Denomination Currency. The "comparable yield" is the yield at which we could issue a fixed rate debt instrument denominated in the Denomination Currency with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments denominated in the Denomination Currency the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, you will be able to obtain the comparable yield for a particular offering of notes, and the related projected payment schedule, by submitting a written request for this information to an address that will be provided in the relevant terms supplement.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For United States federal income tax purposes, you are required to use this comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (the "IRS"). Regardless of your accounting method, you will generally be required to accrue interest on the notes at the comparable yield and make certain adjustments to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the note, as set forth above.

You will generally include in income the U.S. dollar value of the accrued interest based on the average currency exchange rate for the applicable accrual period, or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. Alternatively, you may elect to translate interest income for an interest accrual period into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year).

At maturity or upon earlier sale or exchange, any gain you realize will be ordinary income, and any loss you realize will very generally be ordinary loss to the extent of previous interest inclusions, and thereafter will be capital loss. These consequences are governed by a complex set of Treasury regulations under which some of your ordinary gain may be treated as interest income and the rest (if any) as ordinary foreign exchange gain, and some of your ordinary loss may be treated as ordinary foreign exchange loss. In certain circumstances, it is also possible that you could be required to recognize capital loss as well as ordinary foreign exchange gain. You should discuss the application of these complex rules with your tax adviser.

Special rules will apply if the Additional Amount becomes fixed more than six months prior to maturity. For purposes of the preceding sentence, the Additional Amount will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. You should consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Income and gain from a note will be exempt from U.S. federal income tax (including withholding tax) provided, generally, that you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements, and that these amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business and if the income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax referred to above, you generally will be subject to U.S. income tax on this income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including redemption at maturity) will be subject to information reporting if you are not an "exempt recipient" and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. However, if you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an "Agent" or "JPMS"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMS, the "Agents"), JPMS has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMS may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMS may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMS must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMS is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMS may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMS is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 205-A-I, any related index supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 205-A-I, any related index supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 205-A-I nor any related index supplement, the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 205-A-I nor any related index supplement, the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   the number of contacted investors should be relatively small.

(iv)   investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 205-A-I, any related index supplement, and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 205-A-I and the accompanying prospectus, prospectus supplement and terms supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii) the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a) expressly requested the AFM to be considered as a qualified investor; and

(b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a) an average number of employees during the financial year of at least 250;

(b) total assets of at least €43,000,000; or

(c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of this product supplement no. 205-A-I nor any related index supplement nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 205-A-I, any related index supplement, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 205-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)   the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v)   neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.